1 Parrott Drive Shelton, Connecticut 06484	VIA EDGAR

January 28, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Scot Foley
Mr. Bryan J. Pitko
Ms. Ibolya Ignat
Mr. Andrew Mew

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-192230

Acceleration Request

Requested Date:	Thursday, January 30, 2014
Requested Time:	4:00 P.M. Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 30, 2014, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Babak Yaghmaie, Darren DeStefano and Hosea Chang of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Hosea Chang of Cooley LLP, counsel to the Registrant, at (703) 268-8220.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cara Therapeutics, Inc.

By:	/s/ Derek Chalmers

Derek Chalmers
Chief Executive Officer

cc:	Babak Yaghmaie, Cooley LLP
Darren DeStefano, Cooley LLP
Stephane Levy, Cooley LLP
Hosea Chang, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP